VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

August 9, 2004

04036188

RECEIVED
SEC MAIL PROCESSING
AUG 10 2004
WASH. D.C. 185 SECTION

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

VALGOLD RESOURCES LTD.

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

Shannon M. Ross,
Corporate Secretary

Enclosure

United States Sec Filing
August 9, 2004

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. ValGold Retains Investor Relations Services – dated July 13, 2004.
2. ValGold Resources, Sultan Minerals and Cream Minerals Expand their Manitoba Nickel Property – dated July 13, 2004.
3. ValGold Resources Receives Exchange Approval for Trout Claim Option – dated July 26, 2004.
4. ValGold Makes Board Appointments, Announces Flow-Through Financiang and Grants Options – dated July 29, 2004.

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

July 13, 2004 Ticker Symbol: **VAL**-TSX Venture Exchange

VALGOLD RETAINS INVESTOR RELATIONS SERVICES

ValGold Resources Ltd. (VAL: TSX Venture Exchange) (the "Company") is pleased to announce that it has retained investor relations services of Mr. Mark Feeney, an experienced investor relations and corporate finance professional, through its current management service provider, LMC Management Services Ltd. ("LMC"). LMC is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.

LMC will provide the services of Mr. Mark Feeney on a month-to-month basis, and will be paid a maximum fee from LMC of $5,500 per month commencing in July 2004. The Company may terminate the contract with LMC for the services of Mr. Feeney at any time with 30-days written notice to LMC. The Company will pay LMC for Mr. Feeney's services from its current working capital.

Mr. Feeney received his undergraduate degree from the University of British Columbia in 1986 and his MBA from the London School of Business in 1991. He has over fifteen years of international experience with investment firms working in the areas of institutional sales, trading and corporate finance. He has also worked as a consultant to a number of public companies in the mining and real estate sectors; where he was responsible for the development and implementation of investor relations programs.

Mr. Feeney will provide consistent and timely contact with the Company's shareholders, other investors and industry professionals on behalf of the Company. In addition, he will consult with and advise the Company on various investor relations and corporate development matters including the distribution of news and information on the Company.

Stephen Wilkinson
President and Chief Executive Officer

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

July 13, 2004 Ticker Symbol: **VAL**-TSX Venture Exchange

VALGOLD RESOURCES, SULTAN MINERALS AND CREAM MINERALS EXPAND THEIR MANITOBA NICKEL PROPERTY

Sultan Minerals Inc., Cream Minerals Ltd. and ValGold Resources Ltd. (the "Optionees") have jointly entered into an agreement (the "Agreement") with 4378831 Manitoba Ltd. (the "Optionor") to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group") and encompassing an area of 256 hectares. The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Optionees and currently under option to BHP Billiton (Press Release February 9, 2004).

Under the terms of the Agreement the Optionees have agreed to make total cash payments of $110,000 and issue 200,001 common shares (66,667 shares in the capital of each of Cream Minerals Ltd., Sultan Minerals Inc., and ValGold Resources Ltd.) to the Optionor over a 36-month period from the date of regulatory and Board approval (collectively, "Regulatory Approval") of the Agreement. In addition, the Optionees must also incur exploration expenses and activities of no less than $5,000 within one year following Regulatory Approval, $50,000 cumulative prior to the second anniversary of Regulatory Approval and $250,000 cumulative prior to the third anniversary of Regulatory Approval.

In exchange for the above cash and share payments, and upon completion of the above exploration expenditures and activities, the Optionees will be vested with 75% right, title and interest in and to the Trout Claim Group.

Upon the vesting of the 75% interest as set out above, the Optionees and the Optionor shall enter into a 75:25 Joint Venture for the further exploration and development of the Trout Claim Group. The Optionees shall be entitled to be Operator of the Joint Venture so long as its interest remains greater than 50%. The Optionor shall be deemed to have exploration expenditures equivalent to 25% of the exploration expenditures incurred by the Optionees on formation of the Joint Venture. Should either party elect not to participate or be unable to participate in further exploration of the Trout Claim Group, its interest shall decrease such that at all times the interest of each party shall be that percentage which is equivalent to its exploration costs expressed as a percentage of the exploration costs of both parties. If either party's interest drops to or below 10%, such party (the "Converted Party"), shall have its interest converted to a 2% NSR (Net Smelter Return Royalty) for metals and a 2% GOR (Gross Overriding Royalty) for other commodities such as diamonds. The party retaining an interest greater than 10 % shall have the right to reduce both the NSR and GOR payable to the Converted Party to 1% each by the payment of $1,000,000 to the Converted Party at any time up to and including the commencement of commercial production. In the event that the Optionees should enter into an agreement with respect to the exploration and development of the Property with a bona fide third party major mining company the respective ownership interests in the Property of the Optionor and the Optionees will be reduced on a pro rata basis.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the Agreement have a four-month hold period expiring four months from the date of each issuance.

The Stephens Lake - Trout Claim Group is 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba. The property is entirely covered by unconsolidated tills, alluvial sediments and a thin

veneer of Paleozoic sediments, below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt. The Thompson Nickel Belt is one of the most important nickel producing regions in the world with production plus reserves in excess of 170 million tonnes.

In February the Optionees entered into an agreement with BHP Billiton, whereby BHP Billiton has been granted the option to acquire an initial 51% undivided interest in the Stephens Lake property and subsequently, an additional 19%. BHP Billiton is currently flying magnetic and electromagnetic surveys over the expanded property. This work is expected to generate targets for diamond drill testing.

Stephen Wilkinson
President and Chief Executive Officer

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

July 26, 2004 Ticker Symbol: **VAL-TSX** Venture Exchange

VALGOLD RESOURCES RECEIVES EXCHANGE APPROVAL FOR TROUT CLAIM OPTION

ValGold Resources Ltd., Sultan Minerals Inc. and Cream Minerals Ltd. (the "Optionees") have received TSX Venture Exchange acceptance of their joint agreement (the "Agreement") with 4378831 Manitoba Ltd. (the "Optionor") to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group"), encompassing an area of 256 hectares. The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Optionees and currently under option to BHP Billiton (Press Release February 9, 2004).

Under the terms of the Agreement the Optionees have agreed to make total cash payments of $110,000 and issue 200,001 common shares (66,667 shares in the capital of each of Cream Minerals Ltd., Sultan Minerals Inc., and ValGold Resources Ltd.) to the Optionor over a 36-month period from the date of regulatory and Board approval (collectively, "Regulatory Approval") of the Agreement. In addition, the Optionees must incur exploration expenses and activities of no less than $5,000 within one year following Regulatory Approval, $50,000 cumulative prior to the second anniversary of Regulatory Approval and $250,000 cumulative prior to the third anniversary of Regulatory Approval.

In exchange for the above cash and share payments, and upon completion of the above exploration expenditures and activities, the Optionees will be vested with 75% right, title and interest in and to the Trout Claim Group.

Upon the vesting of the 75% interest as set out above, the Optionees and the Optionor will enter into a 75:25 Joint Venture for the further exploration and development of the Trout Claim Group. The Optionees shall be entitled to be Operator of the Joint Venture so long as its interest remains greater than 50%. The Optionor shall be deemed to have exploration expenditures equivalent to 25% of the exploration expenditures incurred by the Optionees on formation of the Joint Venture. Should either party elect not to participate or be unable to participate in further exploration of the Trout Claim Group, its interest shall decrease such that at all times the interest of each party shall be that percentage which is equivalent to its exploration costs expressed as a percentage of the exploration costs of both parties. If either party's interest drops to or below 10%, such party (the "Converted Party"), shall have its interest converted to a 2% NSR (Net Smelter Return Royalty) for metals and a 2% GOR (Gross Overriding Royalty) for other commodities such as diamonds. The party retaining an interest greater than 10 % shall have the right to reduce both the NSR and GOR payable to the Converted Party to 1% each by the payment of $1,000,000 to the Converted Party at any time up to and including the commencement of commercial production. In the event that the Optionees should enter into an agreement with respect to the exploration and development of the Property with a bona fide third party major mining company the respective ownership interests in the Property of the Optionor and the Optionees will be reduced on a pro rata basis. The Trout Claim Group lies entirely within the "area of interest" clause of the BHP Billiton option agreement noted below.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the Agreement have a four-month hold period expiring four months from the date of each issuance. The initial shares issued under the Agreement will have a four-month hold period expiring November 22, 2004.

The Stephens Lake - Trout Claim Group is 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba. The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments, below which the geology is believed to consist of rocks belonging to the

extension of the Thompson Nickel Belt. The Thompson Nickel Belt is one of the most important nickel producing regions in the world with production plus reserves in excess of 170 million tonnes.

In February the Optionees entered into an agreement with BHP Billiton, whereby BHP Billiton has been granted the option to acquire an initial 51% undivided interest in the Stephens Lake property and subsequently, an additional 19%. BHP Billiton is currently flying magnetic and electromagnetic surveys over the expanded property. This work is expected to generate targets for diamond drill testing.

For further information on ValGold Resources Ltd., and its project, visit **www.valgold.com**

Stephen Wilkinson
President and Chief Executive Officer

For further information please contact:

Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622; Fax: (604) 687-4212; www.valgold.com

July 29, 2004

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

VALGOLD MAKES BOARD APPOINTMENTS, ANNOUNCES FLOW-THROUGH FINANCING AND GRANTS OPTIONS

Appointment of a New Chairman and Addition of a New Director

ValGold Resources Ltd. (VAL-TSX Venture) (the "Company") is pleased to announce the appointment of Mr. Andrew F. B. Milligan as the new Chairman of the Company, effective August 2nd 2004. Mr. Frank Lang who has been a director since November 26, 1990 is retiring as Chairman but will remain a director of the Company.

Andrew F. B. Milligan has been engaged in the management of companies involved in gold mining and exploration for the past 30 years and has been a director of the Company since December of 2002. Mr. Milligan is a former President of Glamis Gold Ltd. and Cornucopia Resources Ltd., and is currently a director of a number of Vancouver-based mining companies with shares listed on the TSX Venture Exchange. Mr. Milligan has held senior executive positions in Canada and the United Kingdom with British Aerospace, Rolls Royce, TRV Minerals Corporation and Iona Industries Inc. Mr. Milligan is also a director and officer of Contrarian Resource Fund 2003 Management Limited, a limited partnership that invests in flow-through shares of junior Canadian mineral exploration companies.

ValGold Resources Ltd. also announces that Mr. Kenneth R. Yurichuk, C.A. has been appointed as an additional director of the Company. Mr. Yurichuk is a professional accountant in public practice for over 25 years and is a partner in the firm of Bobot and Yurichuk, Toronto. Mr. Yurichuk currently serves as Chief Financial Officer and Director of Contrarian Resource Fund 2003 Management Limited, director of Mavrix Fund Management Inc., a publicly traded mutual fund corporation, and has been an officer and director of several other private and public companies.

Flow-Though Private Placement

Subject to regulatory approval, the Company has entered into discussions with accredited investors to carry out a non-brokered flow-through private placement of up to 2,700,000 common shares at a price of $0.36 per common share, for gross proceeds of up to $972,000.

There will be no bonuses, finder's fees or commissions in cash or securities paid by the Company in connection with the private placement. The common shares issued pursuant to the private placement will have a hold period expiring four months from the date of closing.

Proceeds from the private placement will be used to fund exploration programs on the Company's property interests located in Ontario and British Columbia.

Stock Options

The Company has granted incentive stock options to directors, officers, employees and consultants, exercisable for an aggregate 1,000,000 common shares over a five-year period expiring July 27, 2009, at a price of $0.36 per share, being $0.005 above the closing price of the Company's shares on the TSX Venture Exchange on July 26, 2004. Certain stock options will be subject to vesting provisions. The stock options were issued in accordance with the Company's stock option plan approved by shareholders on January 19, 2004.

For further information on ValGold Resources Ltd., and its project, visit **www.valgold.com**

Stephen J. Wilkinson
President and Chief Executive Officer

For further information please contact:

Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

No regulatory authority has approved or disapproved the information contained in this news release.